UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2019

Operating and Financial Results

Monterrey, Mexico, April 24, 2019— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the first quarter 2019.

1Q19 Results Summary

▪	Passenger traffic grew 4.3%, reaching 5.1 million passengers.
▪	Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments amounted Ps. 241 million for the quarter.
▪	Aeronautical revenues increased 9.9% and Non-Aeronautical revenues grew 13.3%
▪	Adjusted EBITDA grew 18.4% and Net Income increased 24.7%.

OMA will hold its 1Q19 earnings conference call on April 25, 2019 at 12 pm Eastern time, 11 am Mexico City time.

Call 1-877-407-9208 toll-free from the U.S. or 1-201-493-6784 from outside the U.S. The conference ID is 13689621. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

1Q19 Operating Results

Operations, Passengers, and Cargo

11 routes were opened during the quarter, including 9 domestic routes and 2 international routes, while 4 routes were cancelled. The number of available seats offered increased 5.3% compared to 1Q18.

Total passenger traffic increased 4.3%. Of total traffic, 85.5% was domestic and 14.5% was international.

Domestic passenger traffic increased 5.0%. Ten airports increased traffic. The airports with the largest increases were:

▪	Monterrey, mainly on the Mexico City, Guadalajara, Cancún and Tijuana routes.
▪	Ciudad Juárez, on its Mexico City and Bajío routes.
▪	Zacatecas, on its Mexico City route.
▪	Culiacán, on its Tijuana, Guadalajara and Mexico City routes.
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International passenger traffic increased 0.8%. Nine airports recorded increases in international traffic, led by Mazatlán, as a result of increased traffic on its Los Angeles route.

Commercial Operations

OMA implemented 14 commercial initiatives in the quarter. The commercial space occupancy rate in the passenger terminals was 98.6%.

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 80.2% occupancy rate, a decrease of 6.3 percentage points. The average room rate was Ps. 2,366 per night.
▪	The Hilton Garden Inn had a 78.2% occupancy rate, an increase of 1.4 percentage points, with an average room rate of Ps. 2,298 per night.

Freight Logistics Services

▪	OMA Carga’s freight handled increased 0.1% to 7,856 metric tons.
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Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Rental income from the six warehouses on lease reached Ps. 9.2 million. During the quarter, construction began for a new warehouse of 4,851 m2 and an expansion of 4,080 m2 at an existing warehouse. These are scheduled to be completed during 2Q19.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 9.9%.

Non-aeronautical revenues increased 13.3%. Non-aeronautical revenues per passenger was
Ps. 83.3.

Commercial revenues increased 20.1%. The line items with the largest increases were:

▪	Parking, +19.0%, as a result of growth in the number of users and a higher average ticket fare in all of our airports, as well as the increased capacity in the Reynosa airport.
▪	Advertising, +53.5%, due to the new advertising contract which started in 4Q18.
▪	Car rental, +17.2%, due to the leasing of 25 new locations during 2018 and improved contractual terms.

4

Diversification revenues grew 9.1%.

5

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) decreased 6.6%, mainly due to a decrease in professional fees and payroll expenses. Additionally, adoption of IFRS 16 (“Leases”) generated a decrease of Ps.2.0 million for rents included in other costs and expenses, as well as a decrease of Ps.7.7 million in cost of hotel services.

The major maintenance provision was Ps. 42 million. The outstanding balance of the maintenance provision was Ps. 953 million.

The airport concession tax increased 11.1% as a result of the growth in revenues, while the technical assistance fee decreased 11.7%. Effective January, 2019, technical assistance fee is equal to 3% of consolidated EBITDA before technical assistance, compared to the 4% applicable during 2018.

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As a result of the foregoing, total operating costs and expenses decreased 17.5%. Excluding construction costs, total costs and operating expenses decreased 2.1%.

Operating Income and Adjusted EBITDA

Operating income rose 19.4%, with an operating margin of 58.1%.

Adjusted EBITDA increased 18.4%, with an Adjusted EBITDA margin of 72.6%.

Financing Income, Taxes, and Net Income

Financing Income was Ps. 44 million.

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Taxes were Ps. 323 million, and the effective tax rate was 29.8%.

Consolidated net income increased 24.7% to Ps. 760 million.

Earnings per share, based on net income of the controlling interest, increased 24.4% to Ps. 1.92; earnings per ADS increased 17.7% to US$0.79. Each ADS represents eight Series B shares.

MDP and Strategic Investments

Capital investments and major maintenance works in the MDPs and strategic investments totaled Ps. 241 million, comprised of Ps. 192 million in improvements to concessioned assets, Ps. 29 million in major maintenance and Ps. 20 million in strategic investments.

The most important investment expenditures included:

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Debt

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In the first three months of 2019, cash flows from operating activities increased 42.3% to Ps. 1,097 million, compared to same period of 2018.

Investing activities used cash of Ps. 130 million in the first three months. Outflows included Ps. 167 million for improvements to concessioned assets and Ps. 24 million for acquisition of equipment.

Financing activities generated an outflow of Ps. 90 million, mainly for interest payments totaling Ps. 85 million.

Cash increased Ps. 887 million during the first quarter, to Ps. 3,821 million as of March 31, 2019.

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Material Events

On April 5, 2019, OMA published the call for the Annual Ordinary General Shareholders’ Meeting, to be held on April 29, 2019. Among other items, the Board of Directors is presenting a proposal for approval by the shareholders of a cash dividend of Ps. 1,600 million.

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Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Passenger Traffic
(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	1Q18	1Q19	% Var
Acapulco	206,602	215,213	4.2
Ciudad Juárez	295,441	335,294	13.5
Culiacán	547,213	566,323	3.5
Chihuahua	339,615	349,381	2.9
Durango	95,121	95,599	0.5
Mazatlán	296,517	311,016	4.9
Monterrey	2,278,483	2,369,668	4.0
Reynosa	94,644	103,419	9.3
San Luis Potosí	142,567	137,231	(3.7)
Tampico	167,092	167,830	0.4
Torreón	149,410	157,142	5.2
Zacatecas	75,559	96,049	27.1
Zihuatanejo	212,959	209,336	(1.7)
Total	**4,901,223**	**5,113,501**	**4.3**

Domestic Passengers	1Q18	1Q19	% Var
Acapulco	174,677	184,352	5.5
Ciudad Juárez	294,470	334,234	13.5
Culiacán	540,766	558,509	3.3
Chihuahua	311,946	321,819	3.2
Durango	83,341	81,798	(1.9)
Mazatlán	165,386	169,922	2.7
Monterrey	1,973,510	2,069,233	4.9
Reynosa	93,972	102,738	9.3
San Luis Potosí	103,607	97,263	(6.1)
Tampico	155,619	155,539	(0.1)
Torreón	135,873	142,143	4.6
Zacatecas	45,714	64,246	40.5
Zihuatanejo	84,209	87,740	4.2
Total	**4,163,090**	**4,369,536**	**5.0**

International Passengers	1Q18	1Q19	% Var
Acapulco	31,925	30,861	(3.3)
Ciudad Juárez	971	1,060	9.2
Culiacán	6,447	7,814	21.2
Chihuahua	27,669	27,562	(0.4)
Durango	11,780	13,801	17.2
Mazatlán	131,131	141,094	7.6
Monterrey	304,973	300,435	(1.5)
Reynosa	672	681	1.3
San Luis Potosí	38,960	39,968	2.6
Tampico	11,473	12,291	7.1
Torreón	13,537	14,999	10.8
Zacatecas	29,845	31,803	6.6
Zihuatanejo	128,750	121,596	(5.6)
Total	**738,133**	**743,965**	**0.8**

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Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

	1Q18	1Q19	% Var
Revenues			
Aeronautical Revenues	1,203,912	1,323,300	9.9
Non-Aeronautical Revenues	375,969	426,012	13.3
Aeronautical Revenues + Non-Aeronautical Revenues	**1,579,881**	**1,749,312**	**10.7**
Construction Revenues	352,055	192,424	(45.3)
Total Revenues	**1,931,936**	**1,941,736**	**0.5**
Operating Costs			
Cost of Services	238,944	236,088	(1.2)
Administrative Expenses	154,997	126,652	(18.3)
Major Maintenance Provision	45,862	41,637	(9.2)
Construction Costs	352,055	192,424	(45.3)
Concession Taxes	73,971	82,161	11.1
Technical Assistance Fee	39,452	34,819	(11.7)
Depreciation and Amortization	81,554	100,087	22.7
Other expenses (Revenues) - Net	187	(52)	n.a.
Total Operating Costs and Expenses	**987,022**	**813,816**	**(17.5)**
Operating Income	**944,914**	**1,127,920**	**19.4**
Operating Margin (%)	48.9%	58.1%	
Financing (Expense) Income:			
Interest Income	34,887	54,858	57.2
Interest (Expense)	(90,281)	(88,398)	(2.1)
Exchange Gain (Loss) - Net	(35,726)	(10,733)	(70.0)
Total Financing (Expense) Income	**(91,120)**	**(44,273)**	**(51.4)**
Income before Taxes	**853,794**	**1,083,647**	26.9
Income Tax	**243,730**	**323,163**	**32.6**
Consolidated Net Income	**610,064**	**760,484**	**24.7**
Consolidated Net Income attributable to:			
Non-Controlling Interest	1,709	3,896	128.0
Controlling Interest	608,355	756,588	24.4
Weighted Average Shares Outstanding	393,446,466	393,446,466	
EPS (Ps.)	1.55	1.92	24.4
EPADS (US$)	0.67	0.79	17.7
EBITDA	**1,026,468**	**1,228,007**	**19.6**
EBITDA Margin (%)	53.1%	63.2%	
Adjusted EBITDA	**1,072,330**	**1,269,644**	**18.4**
Adjusted EBITDA Margin (%)	67.9%	72.6%

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Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport

(Thousands of Pesos)

Monterrey	1Q18	1Q19
Total Revenues	701,758	811,591
Aeronautical Revenues	523,315	559,811
Non-Aeronatical Revenu	139,206	165,146
Construction Revenues	39,238	86,634
Income from Operations	132,504	120,826
EBITDA	157,133	148,515

Culiacán	1Q18	1Q19
Total Revenues	149,703	163,039
Aeronautical Revenues	132,187	143,018
Non-Aeronatical Revenu	13,795	15,130
Construction Revenues	3,722	4,891
Income from Operations	29,200	26,358
EBITDA	33,479	30,947

Chihuahua	1Q18	1Q19
Total Revenues	137,993	118,495
Aeronautical Revenues	77,495	88,445
Non-Aeronatical Revenu	12,573	15,094
Construction Revenues	47,926	14,956
Income from Operations	18,013	17,256
EBITDA	21,267	20,777

Ciudad Juárez	1Q18	1Q19
Total Revenues	76,294	91,583
Aeronautical Revenues	65,621	78,537
Non-Aeronatical Revenu	9,614	12,607
Construction Revenues	1,059	439
Income from Operations	15,047	15,191
EBITDA	17,920	18,131

Mazatlán	1Q18	1Q19
Total Revenues	105,572	114,615
Aeronautical Revenues	89,402	99,367
Non-Aeronatical Revenu	13,210	13,937
Construction Revenues	2,960	1,311
Income from Operations	20,522	18,885
EBITDA	24,585	23,167

Acapulco	1Q18	1Q19
Total Revenues	239,919	78,925
Aeronautical Revenues	55,183	62,876
Non-Aeronatical Revenu	8,346	10,328
Construction Revenues	176,390	5,720
Income from Operations	12,706	12,201
EBITDA	18,054	22,757

Zihuatanejo	1Q18	1Q19
Total Revenues	84,338	86,501
Aeronautical Revenues	74,276	75,843
Non-Aeronatical Revenu	7,909	8,243
Construction Revenues	2,153	2,415
Income from Operations	16,437	14,014
EBITDA	20,959	18,630

Other six airports	1Q18	1Q19
Total Revenues	304,152	337,119
Aeronautical Revenues	190,387	219,549
Non-Aeronatical Revenu	25,474	29,916
Construction Revenues	88,292	87,655
Income from Operations	43,173	41,585
EBITDA	54,994	54,784

Consorcio Grupo Hotelero T2 (1)	1Q18	1Q19
Revenues	64,644	63,239
Income from Operations	18,219	19,592
EBITDA	23,443	29,523

Consorcio Hotelero Aeropuerto Monterrey (1)	1Q18	1Q19
Revenues	23,935	26,646
Income from Operations	6,953	8,762
EBITDA	9,522	11,709

OMA VYNMSA Aero Industrial Park	1Q18	1Q19
Revenues	5,839	9,694
Income from Operations	(1,278)	4,105
EBITDA	1,394	8,704

(1) Includes results of other equity-method subsidiaries

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 18.3445 as of March 31, 2018, Ps. 19.6566 as of December 31, 2018 and Ps. 19.3793 as of March 31, 2019.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

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Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 24, 2019